Sub-item 77I

LEGG MASON PARTNERS INCOME TRUST
SUPPLEMENT DATED NOVEMBER 28, 2012
TO THE SUMMARY PROSPECTUS AND PROSPECTUS,
EACH DATED AUGUST 1, 2012, OF
WESTERN ASSET MORTGAGE BACKED SECURITIES FUND

Effective as of November 28, 2012, the text of the applicable information in the section titled "Fees and expenses of the fund" in the fund's Summary Prospectus and Prospectus is hereby amended and restated pursuant to Rule 497 filing, November 28, 2012, Accession Number 0001193125-12-483472.